LAW DEPARTMENT
                             ICAHN ASSOCIATES CORP.
                            AND AFFILIATED COMPANIES
                          767 FIFTH AVENUE - 47TH FLOOR
                            NEW YORK, NEW YORK 10153
                          TELEPHONE NO. (212) 702-4300
                             FAX NO. (212) 688-1158


Jesse Lynn, Assistant General Counsel                  Direct dial: 212-702-4331
                                                       Email:  jlynn@sfire.com


                                  July 9, 2008


CONFIDENTIAL TREATMENT REQUESTED
VIA FAX, FEDERAL EXPRESS AND EDGAR
----------------------------------

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4561
Attention: Matthew Crispino, Esq., Daniel F. Duchovny, Esq.,
           and Nicholas P. Panos, Esq.

RE:  YAHOO! INC. ("YAHOO")
     DEFINITIVE ADDITIONAL SOLICITING MATERIALS FILED JULY 7, 2008 BY CARL C. ICAHN, ET. AL.
     FILE NO. 000-28018
     ----------------------------------------------------------------

Ladies and Gentlemen:

     Set forth below, on behalf of Carl C. Icahn, Keith A. Meister, Lucian A. Bebchuk, Frank J. Biondi, Jr., John H. Chapple, Mark Cuban, Adam Dell, Edward H. Meyer, Brian S. Posner, Robert K. Shaye, Icahn Partners LP, Icahn Partners Master Fund LP, Icahn Partners Master Fund II LP, Icahn Partners Master Fund III LP, High River Limited Partnership, Hopper Investments LLC, Barberry Corp. Icahn Onshore LP, Icahn Offshore LP, Icahn Capital L.P., IPH GP LLC, Icahn Enterprises Holdings L.P., Icahn Enterprises G.P. Inc., Beckton Corp., Vincent J. Intrieri, David Schechter and Mayu Sris (collectively, the "Filing Persons"), are responses to the comments contained in the letter (the "Comment Letter") from the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") received by Jesse Lynn, Assistant General Counsel to Carl C. Icahn and affiliates, via fax on July 8, 2008, relating to the above-referenced matters. The paragraph numbers set forth below correspond to those contained in the Comment Letter.

     1. Section 13(d)(3) of the Exchange Act provides: "When two or more persons act as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of an issuer, such syndicate or group shall be deemed a "person" for the purposes of this subsection." In addition, Rule 13d-5(b)(1) promulgated under the Exchange Act provides: "When two or more persons agree to act together for the purpose of acquiring, holding, voting or disposing of equity securities of an issuer, the group formed thereby shall be deemed to have acquired beneficial ownership, for purposes of Sections 13(d) and (g) of the Act, as of the date of such agreement, of all equity securities of that issuer beneficially owned by any such persons."

          There is no written or tacit agreement, nor is there any formal or informal understanding, between the Filing Persons and Microsoft to act together for the purpose of acquiring, holding, voting or disposing of equity securities of Yahoo. In addition, the Filing Persons have not asked Microsoft to vote for its slate of directors, nor have the Filing Persons solicited any proxy from Microsoft or asked Microsoft to solicit any proxy on their behalf. Further, the Filing Persons do not believe that Microsoft and the Filing Persons together own 5% or more of Yahoo's outstanding common stock. For all of the foregoing reasons, the Filing Persons are of the opinion that they have not formed a group with Microsoft.

     2. Instruction 3 to Item 4 of Schedule 14A provides: "The terms "participant" and "participant in a solicitation" include the following: (i) The registrant; (ii) Any director of the registrant, and any nominee for whose election as a director proxies are solicited; (iii) Any committee or group which solicits proxies, any member of such committee or group, and any person whether or not named as a member who, acting alone or with one or more other persons, directly or indirectly takes the initiative, or engages, in organizing, directing, or arranging for the financing of any such committee or group; (iv) Any person who finances or joins with another to finance the solicitation of proxies, except persons who contribute not more than $500 and who are not otherwise participants; (v) Any person who lends money or furnishes credit or enters into any other arrangements, pursuant to any contract or understanding with a participant, for the purpose of financing or otherwise inducing the purchase, sale, holding or voting of securities of the registrant by any participant or other persons, in support of or in opposition to a participant; except that such terms do not include a bank, broker or dealer who, in the ordinary course of business, lends money or executes orders for the purchase or sale of securities and who is not otherwise a participant; and (vi) Any person who solicits proxies.

          Items (i) and (ii) of the above definition are clearly inapplicable because Microsoft is not the registrant and is neither a director of the registrant nor a nominee for election as a director of the registrant. The Filing Persons believe that items (iii) through (vi) of the above definition are also inapplicable because the Filing Persons have never discussed with Microsoft, and, to the knowledge of the Filing Persons, Microsoft is not engaged in, the solicitation of proxies relating to Yahoo or the provision of financing for any solicitation of proxies, nor has Microsoft made any loans to, or entered into any agreements or understandings with, the Filing Persons for the purpose of financing or otherwise inducing the purchase, sale, holding or voting of securities of Yahoo by the Filing Persons.

          Mr. Icahn made it clear to Mr. Ballmer that Icahn was interested in having Microsoft acquire Yahoo. However, Mr Ballmer indicated that, due to his recent experiences with Yahoo!, he could not negotiate any transaction with the current board. Mr. Ballmer explained that if a transaction were to be consummated, Microsoft would be guaranteeing a great deal of capital at closing, but a transaction could take at least nine months and perhaps longer to close, due to the necessity of obtaining the necessary regulatory clearances. Mr. Ballmer stated that if the current board and management team of Yahoo! were to mismanage the company during that period - a risk that Microsoft perceived to be quite high - Microsoft's money would be at risk and a great deal could be lost. Mr. Icahn and Mr. Ballmer also discussed various potential structures for a transaction and Mr. Ballmer indicated that he would be interested in discussing a major transaction with Yahoo!, such as either a transaction to purchase the "Search" function with large financial guarantees or, in the alternative, purchasing the whole company. Mr. Icahn requested of Mr. Ballmer whether the latter could be persuaded to work with a board of directors of Yahoo led by Mr. Icahn and consisting of his nominees. Mr. Ballmer indicated that he could. As a result, Mr Icahn drafted his letter to the Yahoo shareholders and asked Mr. Ballmer whether he would confirm in writing what Mr. Icahn was told orally. That request was made after Mr Icahn was advised by counsel that, without that confirmation, his statements contained in the letter to Yahoo shareholders would not be believed by the shareholders or the financial press and would be the subject of strong negative comments from the Staff upon its being filed as proxy material.

          Mr. Icahn recognizes that the turn of events in which Microsoft has again indicated that it would be willing to discuss an acquisition of either Yahoo or its "Search" business is a favorable circumstance in his proxy contest with management of Yahoo. However, that fact alone, together with the publicly released written confirmation of their conversations, is not sufficient to conclude that Microsoft is a participant in the proxy contest together with the Icahn slate and others. Even if it were true that Microsoft would rather that the Icahn slate be elected over the Yahoo management slate, this additional fact would not cause Microsoft to rise to the status of a participant.

          For all of the foregoing reasons, the Filing Persons are of the opinion that Microsoft is not a participant in their solicitation.

     3. The Filing Persons do not believe that the referenced statement ("One thing is clear - Jerry Yang and the current board of Yahoo! will not be able to "botch up" a negotiation with Microsoft again, simply because they will not have the opportunity.") was a claim regarding the results of a solicitation. This statement was not a prediction that the Filing Persons would succeed in replacing the current Yahoo! board. Rather, it was a statement of Mr. Icahn's belief, based on his conversations with Steve Ballmer of Microsoft, that Jerry Yang and the current Yahoo board would not have another opportunity to mishandle negotiations with Microsoft because Microsoft had determined that it would not make another offer to Jerry Yang and the current Yahoo board, even if reelected, for the reasons set forth in the letter. Nevertheless, the Filing Persons confirm that in the future they will avoid issuing statements that directly or indirectly make claims prior to a meeting regarding the results of a solicitation without disclosing the factual foundation for such assertions.

     If you have any questions regarding this filing, please contact the undersigned at (212) 702-4331 or Marc Weitzen, Esq. at (212) 702-4380.

                                                              Very truly yours,


                                                              /s/ Jesse Lynn
                                                              --------------
                                                              Jesse Lynn